

Mail Stop 3720

December 2, 2008

Mr. Michael J. Graham
Executive Vice President and Chief Financial Officer
Career Education Corporation
2895 Greenspoint Parkway, Suite 600
Hoffman Estates, Illinois 60169

> **Re: Career Education Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 000-23245**

Dear Mr. Graham:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Transactions with Related Persons, page 11

1. In future filings, provide a statement of whether policies and procedures for the review, approval or ratification of transactions with related persons are in writing and if not, how such policies and procedures are evidenced. See Item 404(b)(iv) of Regulation S-K.

Compensation Discussion and Analysis, page 15

Compensation Components, page 15

2.   On pages 16, 17 and 18 of your definitive proxy statement, you disclose the type of company performance measures the Compensation Committee used for determining performance-based annual incentive compensation and vesting of performance shares. In future filings, please disclose the performance targets and threshold levels that must be reached for payment to each named executive officer. See Item 402(b)(2)(v) of Regulation S-K. If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. Then, in your future filings, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3.   We note that one of the company performance measures for annual cash incentive compensation is EBIT. In future filings, disclose how this non-GAAP financial measure is calculated from your audited financial statements.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Scott G. Hodgdon, Attorney-Advisor, at (202) 551-3273, Paul Fischer, Attorney-Advisor at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director